

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Siping Xu
Chief Executive Officer
MDJM LTD
Xikang Road, Heping District, Tianjin
Suite C-1505, Saidun Center
People's Republic of China

> **Re: MDJM LTD**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed July 22, 2022**
> **File No. 333-261347**

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3, filed July 22, 2022

Cover Page

1. We note your amended disclosure in response to comment 1. Please either advise or further revise to disclose whether your CEO controls MDJH LTD.

Summary Risk Factors
"Risks Related to Doing Business in the PRC... ", page 10

2. Please revise your Summary Risk Factor cross references to include the heading of the corresponding risk factor in the Form 20-F.

Selected Condensed Consolidating Financial Schedule, page 14

3.   We have considered your response to our prior comment 3. Please address the following with respect to your Selected Condensed Consolidating Financial Schedules:
- Please revise your schedule to include a separate column for any other subsidiaries based in China (e.g. MDJCC Limited);
- We note that the VIE and its subsidiaries column includes a line item for "Due from VIE's subsidiaries". Please explain, and disclose the facts and circumstances that gave rise to this balance and describe the company's intentions related to settlement of this balance;
- Please expand your disclosure to include a discussion of the facts and circumstances that gave rise to the Due From VIE, WFOE, Parent and Other Subsidiaries, the Due to VIE from VIE's subsidiaries and Due to VIE, WFOE, Parent and Other Subsidiaries balances and describe the company's intentions related to settlement of these balances;
- We note your disclosure in footnote "***" that the amount represents funds used for the establishment of new subsidiaries. Please explain why these subsidiaries are not consolidated with the company. In your response please provide a summary of the operations, assets and liabilities for each reporting period for each of these subsidiaries.

Risk Factors
"Recent Joint Statement by... ", page 20

4.   We note your amended disclosure in response to comment 4. Please further revise your disclosure, as it pertains specifically to the Holding Foreign Companies Accountable Act (HFCAA), to disclose the risk that should trading in your securities be prohibited pursuant to the HFCAA, an exchange may determine to delist your securities.

General

5.   Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

     You may contact Victor Rivera Melendez at 202-551- 4182 or James Lopez at 202-551-3536 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Ying Li, Esq.